
PROCESSING
SEC MAIL
RECEIVED
FEB 2 8 2007
213
SECTION
WASH., D.C.



BB 3/12

SECURITIES AND EXCHANGE COMMISSION 07003753
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 11700 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

WAWARSING (City) NEW YORK (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN S. TULLY (845) 647-7900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY & TULLY, CPA'S
(Name – *if individual, state last, first, middle name*)

22 North Main Street, P.O. Box 248 (Address) ELLENVILLE (City) NEW YORK (State) 12428 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, PHILIP COOMBE, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOMBE FINANCIAL SERVICES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON CARLETON
Notary Public, State of New York
Residing in the County of Sullivan
Commission Expires March 23, ~~19~~ 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

22 NORTH MAIN STREET
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

E-MAIL: tullycpa@verizon.net
TELEPHONE (845) 647-7900
FAX (845) 647-9881

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Independent Auditor's Report

Dear Board Members:

We have audited the accompanying balance sheets of Coombe Financial Services, Inc., as of December 31, 2006, and the related statements of income, changes in retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying response to the Securities and Exchange Commission questionnaire Form X-17A-5-Part IIA and the Computation of Net Capital is presented for the purpose of additional analysis as required by the U.S. Securities and Exchange Commission and it not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

LEVY & TULLY



February 23, 2007

Coombe Financial Services, Inc.

Balance Sheet

As of December 31, 2006

## ASSETS

| | 2006 |
|---|---|
| **Current assets** | |
| Cash | $ 2,325 |
| Accounts Receivable | 24,484 |
| Prepaid Rent | 1,500 |
| Total current assets | 28,309 |
| **Fixed assets net of accumulated depreciation** | 3,236 |
| **Other assets** | |
| Investment NASDAQ Common Stock | 15,395 |
| Deposit Receivable | 73 |
| Total other assets | 15,468 |
| **Total assets** | $ 47,013 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Current liabilities** | |
| Accounts payable | $ 11,287 |
| Total liabilities | 11,287 |
| **Stockholders' equity** | |
| Capital stock-100 shares authorized 100 shares issued and outstanding | 5,000 |
| Paid-in surplus | 24,163 |
| Retained earnings (deficit) | 6,563 |
| Total stockholders' equity | 35,726 |
| **Total liabilities and stockholders' equity** | $ 47,013 |

See accountants' audit report

## Coombe Financial Services, Inc.

## Statements of Changes in Retained Earnings (deficit)

## For the year ended December 31, 2006

| | 2006 |
|---|---|
| Retained deficit - beginning of the year | $ (500) |
| Net loss for the year - Exhibit "C" | (742) |
| Shareholder contribution | 10,000 |
| Change in unrealized loss on securities | (2,195) |
| Retained earnings - as of December 31 | $ 6,563 |

See accountants' audit report

Coombe Financial Services, Inc.

Income Statement

For the Year Ended December 31, 2006

| | 2006 |
|---|---|
| **Income** | |
| Revenue from sale of investment shares | $ 215,369 |
| Fees for account supervision | 5,374 |
| Other revenue | 113,669 |
| **Total income** | 334,412 |
| **Expense** | |
| Salaries and costs for officers | 66,590 |
| Other employee compensation and benefits | 102,976 |
| Regulatory fees and expenses | 4,259 |
| Other expenses | 161,329 |
| Total expenses | 335,154 |
| **Net Loss** | $ (742) |

**Coombe Financial Services, Inc.**

**Statements of Changes in Cash Flows**

**For the Year Ended December 31, 2006**

| | 2006 |
|---|---|
| **Operating activities:** | |
| Net loss | $ (742) |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| Depreciation | 1,779 |
| Unrealized loss on investments | (2,195) |
| | (1,158) |
| **Additional adjustments:** | |
| Increase in accounts receivable | (8,968) |
| Decrease in other assets | 2,195 |
| Decrease in accounts payable | (5,743) |
| Increase in prepaid expenses | (1,500) |
| Net cash operating activities | (14,016) |
| **Financing activities:** | |
| Shareholder contribution | 10,000 |
| **Decrease in cash and cash equivalents** | (5,174) |
| **Cash and cash equivalents at beginning of year** | 7,499 |
| **Cash and cash equivalents at end of year** | $ 2,325 |
| Income taxes paid | $ 100 |

See accountants' audit report

**Coombe Financial Services, Inc.**
**Notes to the Financial Statements**
**December 31, 2006**

## NOTE 1 Summary of Significant Accounting Policies

### General

Coombe Financial Services, Inc. ("the Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

### Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on a accrual basis.

### Cash and cash equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value. The company did not have any cash in the bank in excess of FDIC insured limits for the year ended December 31, 2006.

### Investments

Investments are carried at the lower of cost or market.

### Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense as incurred.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Coombe Financial Services, Inc.**
**Notes to the Financial Statements**
**December 31, 2006**

**Income Taxes**

The Company is an "S" Corporation, in which the individual stockholder reports all income on his personal income tax returns. Therefore, there is no federal taxes at the corporate level.

**NOTE 2 Investments**

500 shares of the NASDAQ Stock Market, Inc. are recorded at market value which is in excess of cost as of December 31, 2006 by $ 8,895.

**NOTE 3 Fixed Assets**

Consist of office equipment with original cost of $ 10,252 and accumulated depreciation of $ 7,016.

**NOTE 4 Pension Plan**

The Company has a defined contribution pension plan. This simplified employee pension plan (SEP) covers all company employees. Participating employees are eligible to defer up to the smaller of 15% of eligible compensation or $ 10,000 each in 2006, and employees over age 50 may elect to contribute an additional $2,500. The Company must match the annual elective contribution of the employee in an amount not exceeding 3% of the employees compensation. However, the company can choose to make non-elective contributions of 3% of compensation for each eligible employee who has at least $5,000 in compensation, by notifying employees before the 60th day of the calendar year.

For the years ended December 31, 2006, the Company's pension expense was $ 4,660.

**Coombe Financial Services, Inc.**
**Notes to the Financial Statements**
**December 31, 2006**

**NOTE 5** **Related Parties**

The Company rents real estate from its sole shareholder in Wawarsing, New York. The lease runs through December 31, 2006, with monthly rental charges of $1,500 per month. This lease will automatically renew for an additional year, unless either party gives written notice of termination no later than 30 days before the expiration of the lease.

Rent expense for the year ended December 31, 2006 was $ 18,000.

The following are the outstanding lease obligations as of December 31, 2006:

| | |
|---|---|
| 2007 | $ 18,000 |

# SUPPLEMENTARY INFORMATION

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc. and included in the unaudited Part 11A FOCUS Report as of December 31, 2006.

We note that there are no material differences between the two computations.



LEVY & TULLY

:ajc
CoombeFinancialService2006

COOMBE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

| | |
|---|---|
| Total Ownership Equity from balance sheet | $ 47,013 |
| Minus Equity not available for Net Capital | -0- |
| Total available capital | $ 47,013 |
| Less Nonallowable assets:<br>Property & Equipment | $ (3,236) |
| Tentative Net Capital | $ 43,777 |
| Less Haircut on NASDAQ stock<br>(15% of $15,395) | $ 2,309 |
| Net Capital 12/31/06 | $ 41,468 |

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the Computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc., and included in the unaudited Part 11A FOCUS Report as of December 31, 2006.

We note that there are no material differences between the two computations.

Very truly yours,



LEVY & TULLY

MST:ajc
Coombe15C3

To Whom It May Concern:

Please be advised that there are no material inadequacies found since the date of the previous audit.



LEVY & TULLY

END